UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May , 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the first quarter ended March 31, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 10, 2004

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2004

VANCOUVER, May 10, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the first quarter ended March 31, 2004.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate.  In addition, we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method.

CONDENSED FINANCIAL RESULTS

The loss for the three month period ended March 31, 2004 was $6.2 million ($0.07 loss per common share), as compared to a loss of $13.7 million ($0.21 loss per common share) for the same period in the prior year. The operating loss for the three month period ended March 31, 2004, before other income and expenses and income tax expense, was $6.1 million compared to $9.7 million for the same period in the prior year.    The decrease in the loss for the period is primarily a result of an increase in revenues, in-process R&D expense from the acquisition of Cohesion Technologies, Inc. (“Cohesion”) in the comparative period not applicable in the current period and a decrease in the reported foreign exchange loss recognized for accounting purposes.

Revenue of $11.9 million for the three month period ended March 31, 2004 includes $4.5 million of royalty revenue, primarily derived from royalty revenue received from Boston Scientific under the co-exclusive license agreement relating to sales of the TAXUS drug-eluting stent.  Product sales include sales of approved products by our subsidiaries, Cohesion and STS Biopolymers, Inc. (“STS”) of $2.9 million and $1.2 million respectively.  License fees include amortization into revenue of upfront license payments of $1.3 million and a milestone payment of $2.0 million earned upon receipt of FDA and E.U. approval of CoSeal® by our partner, Baxter Healthcare Corporation.

TAXUS related royalties of $3.8 million received by us during the first quarter were based on $83.5 million of TAXUS net sales, as reported to us by Boston Scientific for the fourth quarter ended December 31, 2003, which were realized entirely from sales in countries outside of the United States.

Boston Scientific received U.S. FDA approval to market TAXUS™ Express2™ in the United States during the first quarter of 2004 and commenced U.S. commercial sales on March 8, 2004.  For the quarter ended March 31, 2004 Boston Scientific reported worldwide revenue of TAXUS systems of $215 million, of which $98 million was revenue realized from sales of systems in the U.S. for 18 selling days in March 2004.  On May 4, 2004, Boston Scientific announced TAXUS system sales for the month of April were $163 million in the U.S. (representing 22 selling days) and $205 million worldwide.  The Company will realize royalties related to Boston Scientific’s first quarter TAXUS system sales during our quarter ended June 30, 2004 and the second quarter TAXUS system sales during our quarter ended September 30, 2004.

Boston Scientific estimates its share of the U.S. drug-eluting stent market as of April 30th to be approximately 70 percent on a reorder basis and estimates the adoption rate for drug-eluting stents in the United States as of April 30th to be approximately 70 percent.  The adoption rate represents the number of drug-eluting stents placed as a percentage of total stents placed.

Research and development expenditures increased by approximately $2.6 million, or 100%, during the quarter compared to the same quarter in 2003.  This increase was primarily due to an increase in salaries and benefit costs of $1.9 million as a result of the inclusion of STS research and development employees ($238,000), an increase in stock based compensation for research and development employees ($513,000) and incremental costs associated with hiring new employees to support our continued expanding research and development efforts ($1.1 million).  Additional increases in research and development costs for the current quarter included third party clinical trial expenditures ($289,000), travel ($174,000) and patent costs ($158,000). Selling, general and administrative expenses for the current quarter increased by $472,000 or 10% compared to the same quarter in the prior year.  The increase is mainly due to an increase in salaries and benefits of $1.2 million, primarily due to the inclusion of STS employees ($639,000), an increase in stock based compensation expense ($302,000) and the incremental costs related to hiring new employees ($250,000).  There was also an increase in D&O insurance expense ($234,000) and an increase in professional services expenses ($261,000).  The increases were partially offset by the elimination of the sales and marketing function at Cohesion in April 2003 which had expenditures of $1.5 million in the comparative period.  Amortization increased by $3.3 million during the quarter primarily due to the amortization on the identifiable intangible assets acquired in our acquisitions of Cohesion and STS.   Included in amortization expense is $2.7 million for the CoSeal® intangible asset which is being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of the amortization expense.

For the three month period ended March 31, 2004, the reported foreign exchange loss of $1.3 million is due to a weaker Canadian dollar relative to the U.S. dollar (from 0.774:1 to 0.763:1) during the quarter as applied to our Canadian dollar denominated cash and short-term investments.  For the three month period ended March 31, 2003, the reported foreign exchange loss of $4.3 million is a translation of the amount previously reported in Canadian dollars.  Investment and other income increased by $1.0 million for the three month period ended March 31, 2004 compared to the same quarter in the prior year primarily due to the significant increase in cash and cash equivalents, and short-term and long-term investments received from the public offering in October 2003.

“The first quarter of 2004 represented a significant milestone for us, with the approval of the first ever medical device product to utilize our platform paclitaxel technology for sale in the United States,” said Dr. William Hunter, President and CEO of Angiotech.  “We are excited by the financial and business opportunities afforded us by our first major product approval, and to continue our work on rapidly advancing our new product pipeline and business development opportunities.”

We also secured multiple new licensed technologies during and just after the completion of the first quarter of 2004.  In March 2004, we licensed several technologies from the University of British Columbia (UBC) including a technology that we jointly developed with UBC for a next-generation stent endograft program designed to treat abdominal aortic aneurysms.  In April 2004, we announced we had licensed a portfolio of biomaterial, drug delivery, and medical device technologies from Poly-Med, Inc. expanding our existing relationship with Poly-Med, a developer of biomaterial technologies, including technology related to our paclitaxel-loaded vascular wrap technology, currently undergoing human clinical trials in Europe.

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended March 31
(in thousands of U.S.$, except share and per share data)	2004	2003
	$	$
		(Restated) *
REVENUE
Royalty revenue	4,489	20
Product sales	4,122	1,828
License fees	3,265	500
	11,876	2,348
EXPENSES
License and royalty fees on royalty revenue	1,352	12
Cost of goods sold – product sales	2,160	442
Research and development	5,163	2,577
Selling, general and administration	5,091	4,619
Amortization	4,187	889
In-process research and development	-	3,555
	17,953	12,094
Operating loss	(6,077)	(9,746)

Other (expenses) income:
Foreign exchange loss	(1,298)	(4,292)
Investment and other income	1,273	319
Interest expense – capital lease	-	(19)
Total other (expenses) income	(25)	(3,992)
Loss for the period before income taxes	(6,102)	(13,738)
Income tax expense	(96)	-
Loss for the period	(6,198)	(13,738)

Basic and diluted loss per common share	(0.07)	(0.21)

Weighted average number of common shares outstanding (in thousands)	83,383	66,692

        * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

         …/more

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$)	March 31	December 31
As at	2004	2003
	$	$
ASSETS		(Restated) *
Cash and short-term investments	278,818	296,794

Other current assets	8,569	10,836
Long-term investments	35,531	16,801
Property and equipment, net	10,433	10,136
Intangible assets, net	26,481	30,094
Goodwill	28,940	30,486
Deferred income taxes	5,737	-
Other assets	530	575
	395,039	395,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	8,354	11,543
Deferred revenue – long term portion	2,000	2,090
Deferred leasehold inducement	2,245	2,272
Deferred income taxes	5,514	2,446
Shareholders’ equity	376,926	377,371
	395,039	395,722

  * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

    …/more

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended March 31
(in thousands of U.S.$)	2004	2003
	$	$
		(Restated) *
OPERATING ACTIVITIES
Loss for the period	(6,198)	(13,738)
Add items not involving cash:
Amortization	4,310	1,091
In-process research and development	-	3,555
Deferred revenue	(3,433)	(498)
Stock based compensation expense	1,177	371
Other items not involving cash	(421)	1,592
Net change in non-cash working capital items relating to operations	1,888	(1,977)
Cash used in operating activities	(2,677)	(9,604)

Cash used in investing activities	(26,723)	(6,066)

Cash provided by financing activities	3,964	1,378
Effect of exchange rate changes on cash and cash equivalents	-	2,955
Net decrease in cash and cash equivalents during the period	(25,436)	(11,337)
Cash and cash equivalents, beginning of period	264,129	26,313
Cash and cash equivalents, end of period	238,693	14,976

  * Restated to reflect change to U.S. dollar reporting currency and U.S. GAAP

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements for the fifteen month period ended December 31, 2003. If you require a copy of Angiotech's audited consolidated financial statements for the fifteen month period ended December 31, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Monday, May 10, 2004 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (888) 343-7141. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until Monday, May 17, 2004 by calling (800) 558-5253 and entering Access Code 21194339.

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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